Filed pursuant to Rule 253(g)(2)

File No. 024-12513

SUPPLEMENT DATED DECEMBER 5, 2025

TO OFFERING CIRCULAR

RAD TECHNOLOGIES, INC.

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated November 21, 2025 of RAD Technologies, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated November 21, 2025 is available here.

The purpose of this supplement is to confirm that effective December 1, 2025, Orin Litman has resigned as a Director of RAD Technologies, Inc.